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                                  EXHIBIT 99.7
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                             KELLER & COMPANY, INC.
                        FINANCIAL INSTITUTION CONSULTANTS
                        INVESTMENT AND FINANCIAL ADVISORS


555 METRO PLACE NORTH                                        614-766-1426
SUITE 524                                                    614-766-1459 (FAX)
DUBLIN, OHIO 43017


May 6, 2004


Board of Directors
First Federal Savings and Loan Association
300 St. Louis Street
Edwardsville, IL 62025

To the Board:

In response to a request from the Office of Thrift Supervision we hereby submit an independent appraisal update ("Update") of the pro forma market value of the to-be-issued minority offering of common stock of First Federal Financial Services, Inc. (the "Corporation"), formed as a mid-tier holding company to own all of the common stock of First Federal Savings and Loan ("First Federal" or the "Association"). The Corporation will be majority owned by First Federal Financial Services, MHC, (the "MHC") a federally chartered mutual holding company, which currently owns all of the outstanding shares of the Corporation. Under the Plan of Conversion, the MHC will own 55 percent of the Corporation, with the remaining 45 percent to be sold in a minority stock offering based on the appraised value of First Federal. This Update of the Corporation's pro forma market value as of April 23, 2004, was prepared after a review of our original appraisal report as of February 27, 2004, ("Original Appraisal") and is being submitted to the Office of Thrift Supervision as an update of the Original Appraisal.

This Update is based on conversations with the management of First Federal, the law firm of Luse, Gorman, Pomerenk and Schick, Washington, D.C., and the investment banking firm of Keefe, Bruyette & Woods, Inc. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to current market conditions, the recent performance of First Federal and the recent performance of publicly-traded thrift institutions, including those institutions in First Federal's comparable group, and recently converted thrift institutions. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in First Federal's city, county and market area revealed no institutions involved in such activity, as indicated in Exhibit 1.

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Board of Directors
First Federal Savings and Loan Association
May 6, 2004

Page 2


We have recognized a reinvestment rate of 1.25 percent before taxes in this Update, the same rate indicated in the Original Appraisal, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on First Federal's December 31, 2003, financials and using the stock prices of publicly-traded thrift institutions as of April 23, 2004. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies.
Exhibit 6 identifies the Association's comparable group and provides comparative operating and financial data on First Federal and the comparable group institutions.

Exhibit 7 provides a summary of publicly-traded thrift conversions since January 1, 2003, and the relative movement of their share prices. For the twenty two conversions completed from January 1, 2003, to April 23, 2004, including eight mutual holding companies, seven second stage conversions and seven standard conversions, the average percentage price change one day after IPO was a positive 31.38 percent with a median of 23.10 percent, from a low of 9.0 percent to a high of 69.90 percent. The average percentage price change one week after IPO for those twenty two conversions was a similar 32.21 percent with a similar median of 25.00 percent, from a low of 8.8 percent to a high of 71.00 percent. It should be noted, however, that of the fifteen conversions completed since June 30, 2003, all but one were trading on April 23, 2003, at prices lower than their trading prices one day after IPO; and one of those issues, which closed in January, 2004, was trading at a price nominally lower than its IPO price.

As presented in Exhibit 8, since February 27, 2004, there have been downward movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of First Federal's comparable group, all publicly-traded, FDIC-insured thrifts in the United States ("all thrifts")and all FDIC-insured thrifts traded on NASDAQ. The average price to net earnings multiple for the comparable group decreased by
6.59 percent, while the average price to core earnings multiple for the comparable group decreased by 5.20 percent from 14.61 times earnings to 13.85 times earnings during that period. The average market price to book value ratio for all thrifts decreased by 7.42 percent from 164.28 percent at February 27, 2004, to 152.09 percent at April 23, 2004, and decreased by 4.06 percent from
136.97 percent to 131.41 percent for the comparable group. The average price to assets ratio decreased from 16.22 percent to 13.89 percent for all thrifts and decreased from 14.19 percent to 13.63 percent for the comparable group for the same time period. Exhibit 8 also presents the values, numerical changes and percentage changes of the SNL Thrift Index, the Dow Jones Industrial Average
(DJIA) and the Standard and Poors 500 (S & P 500) as of February 27, 2004, and April 23, 2004. As indicated, from February 27, 2004, to April 23, 2004, the SNL Thrift Index decreased 10.11 percent, while the DJIA decreased 1.05 percent and the S & P decreased 0.38 percent. The trend in the market price of thrift stocks since the Original Appraisal indicates a 5.36 percent decrease in the average price per share for all publicly-traded thrifts and a smaller decrease of 3.76 percent for the comparable group.

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Board of Directors
First Federal Savings and Loan Association
May 6, 2004

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Exhibit 9 presents detailed market, pricing and financial ratios for First
Federal, all thrifts, the 24 publicly-traded Indiana thrifts and the comparable group as of April 23, 2004.

Exhibit 10 provides First Federal's December 31, 2003, assets and equity, which are the same as those used in the Original Appraisal. The Association had assets of $120,971,000 and equity of $18,719,000 at December 31, 2003, and net and core income after taxes of $1,613,000 and $1,640,000, respectively, for the twelve months ended December 31, 2003.

The trend in the market price of thrift stocks since the Original Appraisal indicates a 3.76 percent decrease in the average price per share of the ten comparable group institutions. Of those ten institutions, eight experienced decreases in their price per share and two experienced increases. As previously detailed, the pricing ratios also demonstrated downward movement since February 27, 2004. From February 27, 2000, to April 23, 2004, the comparable group's average price to core earnings multiple decreased by 5.20 percent and its average price to book value ratio decreased by 4.06 percent.

This Update is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group and of the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios. This Update incorporates the following adjustments:

                                    Original Appraisal      Update
                                    ------------------      ------

Earnings Performance                Upward                  Upward
Market Area                         Downward                Downward
Financial Condition                 Upward                  Upward (1)
Asset, Loan and Deposit Growth      Downward                Downward
Dividend Payments                   None                    None
Subscription Interest               None                    Upward
Liquidity of the Stock              Downward                Downward
Management                          None                    None
Marketing of the Issue              Downward                None

(1) This update assumes an increase in the upward adjustment for financial condition indicated in the Original Appraisal.

In our opinion, considering the foregoing factors, a 15.1 percent upward adjustment to the pro forma midpoint value of the Corporation is warranted at this time.

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Board of Directors
First Federal Savings and Loan Association
May 6, 2004

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This updated valuation of the Corporation is based on the following valuation ratios as of April 23, 2004:

    Price to earnings multiple:
           Midpoint                                 23.59x
           Super maximum                            30.15x

    Price to core earnings multiple:
           Midpoint                                 23.25x
           Super maximum                            29.72x

    Price to book value ratio:
           Midpoint                                 72.33%
           Super maximum                            78.27%

    Price to assets ratio:
           Midpoint                                 26.16%
           Super maximum                            31.92%

As indicated above, at the midpoint, the price to book value ratio increased from 69.16 percent at February 27, 2004, to 72.33 percent as of April 23, 2004; the price to net earnings multiple increased from 20.75 to 23.59; the price to core earnings multiple increased from 20.75 to 23.25; and the price to assets ratio increased from 23.53 percent to 26.16 percent as of April 23, 2004. At the super maximum, the price to book value ratio increased from 75.37 percent at February 27, 2004, to 78.27 percent as of April 23, 2004; the price to net earnings multiple increased from 26.67 to 30.15; the price to core earnings multiple increased from 26.67 to 29.72; and the price to assets ratio increased from 28.93 percent to 31.92 percent as of April 23, 2004.

Exhibit 15 details the fully converted pricing ratio premium or discount applied to the comparable group to determine the value of the Corporation. The midpoint discount from the comparable group average price to book value ratio was 44.96 percent at April 23, 2004, lower than the discount of 49.51 percent at February 27, 2004. The price core earnings multiple premium at the midpoint increased significantly from 42.11 percent to 67.51 percent during that time period. The midpoint premium of 65.84 percent in the price to assets ratio at February 27, 2004, increased to a premium of 91.88 percent at April 23, 2004. At April 23, 2004, the super maximum price to ratio discount was 40.44 percent, the price to core earnings multiple premium was 114.16 percent and the price to assets ratio premium was 134.10 percent.

Based on the minority shares to be sold in the offering, representing 45 percent of the total number of shares to be issued, and the actual net proceeds of the offering, the price to book value ratio will range from 110.13 percent at the minimum to 137.55 percent at the super maximum; and the price to core earnings multiple will range from 21.74 times earnings at the minimum to 34.48 times earnings at the super maximum.

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Board of Directors
First Federal Savings and Loan Association
May 5, 2004

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The valuation range in the Original Appraisal indicated a fully converted midpoint of $37,000,000, with a minimum of $31,450,000, a maximum of $42,550,000, and a super maximum of $48,932,500. In our opinion, based on First Federal's December 31, 2003, financials, the pricing ratios and price fluctuation of the Association's comparable group, current pricing ratios and trends in the market since the Original Appraisal and the revised adjustments relative to the comparable group indicated previously, the fully converted midpoint value of the Corporation as of April 23, 2004, was $42,600,000, with a minimum of $36,210,000, a maximum of $48,990,000, and a super maximum of $56,338,500, representing 3,621,000 shares, 4,260,000 shares, 4,988,000 shares and 5,633,850 shares at $10.00 per share at the minimum, midpoint, maximum and super-maximum, respectively.

The fully converted pro forma market value or appraised value of the Corporation was $42,6000,000 at the midpoint as of April 23, 2004.

Sincerely,

KELLER & COMPANY, INC.